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Exhibit 16(a)(5)

FOR IMMEDIATE RELEASE


                      uWINK ANNOUNCES ODD-LOT TENDER OFFER

LOS ANGELES -- December 5, 2008 -- uWink, Inc. (OTCBB: UWKI) announced today that it will commence an "odd lot" tender offer to purchase all shares of its common stock held by persons owning 99 shares or fewer on the close of business as of December 1, 2008. The Company will pay $0.50 for each share properly tendered, plus an additional $20 to each stockholder who properly tenders uWink shares as a reimbursement of its estimated annual servicing costs (transfer agent, proxy statements etc.) for each stockholder of record.

"The purpose of the odd-lot tender offer is to reduce the number of uWink stockholders of record and reduce or eliminate future servicing fees and SEC reporting costs," stated Nolan Bushnell, Chairman and Chief Executive Officer. "We estimate that odd-lot stockholders who own less than 100 shares represent over 66% of our record stockholder base but only approximately 0.04% of our total shares outstanding."

"If we are successful in reducing our total stockholders of record under 500, uWink plans to deregister its common stock with the Securities and Exchange Commission. As a result of these actions, we expect to save considerable costs related to SEC reporting requirements, costs associated with implementing and complying with the Sarbanes Oxley Act and stock registrar costs. We also expect to reduce the significant amount of management time devoted to these activities," stated Mr. Bushnell.

"In addition, if we are successful in deregistering, we intend to spin-off our Technology Licensing business, via a stock dividend, to our shareholders as a separate non-reporting company. We are still in the early stages of the development of each of our operating businesses and we believe that spinning off our Technology Licensing business, and eliminating the costs associated with being a reporting company for each of our operating businesses, will improve the prospects for raising growth capital, as well as allow each of our operating businesses to compete more effectively in its respective markets," stated Mr. Bushnell.

Following deregistration, uWink common stock will no longer be eligible for quotation on the OTCBB; but may be quoted in the Pink Sheets Electronic Quotation System. However, the Company cannot predict whether or when this will occur or that an active trading market will exist for its common stock after deregistration. Moreover, the Company intends to effect the spin-off of its Technology Licensing business such that shareholders will receive restricted shares of the spin-off company so that no trading market will develop for the common stock of the spin-off company. The Company expects to provide (and intends that the spin-off company will provide) its stockholders with annual unaudited financial information following its deregistration from the SEC.


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The tender offer is not conditioned on the receipt of any minimum number of shares tendered. The Company has reserved the right to withdraw the offer if it determines that it is inadvisable to proceed with the offer for any reason.

If after completion of the purchase offer there are fewer than 500 stockholders of record, uWink intends to deregister its common stock with the Securities and Exchange Commission and effect the spin-off to shareholders of its Technology Licensing business as a separate non-reporting company. If, after the completion of the tender offer, uWink has more than 500 stockholders, the Board of Directors may consider other options to reduce the number of stockholders.

Stockholders and investors are urged to read uWink's Schedule 13E-3 being filed today with the SEC in connection with this tender offer, which includes the Offer to Purchase for Cash. These materials contain important information including the various terms and conditions to the offer.

Investors may obtain copies of uWink's Schedule 13E-3 for free from the SEC at the SEC's website (www.sec.gov) or from the Company. Questions or requests for documents also may be directed to Nancy Nino of the Company at (818) 909-6030 x 102, or in writing to uWink, Inc., 16106 Hart Street, Van Nuys, CA 91406.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of uWink's common stock. The offer is being made solely by the Offer to Purchase for Cash and the accompanying Authorization Card, each dated December 5, 2008, which are being mailed to stockholders. The tender offer will expire at 5:00 p.m., Eastern Time, on Thursday, January 15, 2009, unless otherwise extended or earlier terminated. Eligible stockholders who would like to accept the offer must tender all shares that they own. Partial tenders will not be accepted.

ABOUT uWINK'S TECHNOLOGY

The uWink technology features an easy-to-use, fun "Web 2.0"-like user interface that looks and feels a lot like the browsing the Web and allows the guest greater control of the hospitality environment. Running on tabletop touch screens, the uWink software lets guests self-order and pay for food and drinks, play single and multi-player digital games, see movie trailers, take surveys and quizzes, view and interact with digital promotions and advertising and more - all in 11 different languages. Running uWink technology allows the hospitality venue to increase customer satisfaction and retention as well as improve operating margins and labor efficiency.

ABOUT uWINK

uWink develops interactive digital media entertainment and hospitality software for use in a broad range of hospitality venues and operates an interactive restaurant concept. uWink is led by entertainment and restaurant visionary Nolan Bushnell, founder and former CEO of Atari and Chuck E. Cheese (NYSE: CEC). For more information: www.uwink.com.

Contact:
uWink
Nancy Nino, 818-909-6030 x 102
nancyn@uwink.com


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